Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

($ in millions)

	Nine Months Ended Sept. 30 2014	Years Ended December 31
		2013	2012	2011	2010	2009
Fixed charges
Interest expense	$6.6	$9.9	$27.5	$63.1	$101.8	$95.2
Interest capitalized during the period	3.2	3.2	5.3	4.9	9.1	7.5
Amortization of debt issuance expenses	1.2	1.6	1.7	1.9	2.6	3.3
Portion of rental expense representative of interest	20.5	28.4	28.2	32.6	33.5	34.9

Total Fixed Charges	31.5	43.1	62.7	102.5	147.0	140.9

Preferred stock dividend requirements (a)	2.7	16.2	16.2	13.5	—	—

Total fixed charges and preferred stock dividends	34.2	59.3	78.9	116.0	147.0	140.9

Earnings
Income (loss) from continuing operations before income taxes	56.9	219.4	254.1	206.0	222.9	218.2
Add amortization of capitalized interest	3.4	5.0	7.5	7.4	9.1	11.6

Subtotal	60.3	224.4	261.6	213.4	232.0	229.8

Fixed charges per above	31.5	43.1	62.7	102.5	147.0	140.9
Less interest capitalized during the period	(3.2)	(3.2)	(5.3)	(4.9)	(9.1)	(7.5)

Total earnings	$88.6	$264.3	$319.0	$311.0	$369.9	$363.2

Ratio of earnings to fixed charges	2.81	6.13	5.09	3.03	2.52	2.58

Ratio of earnings to fixed charges and preferred stock dividends (b)	2.59	4.46	4.04	2.68	2.52	2.58

(a)	Amounts have not been grossed up for income taxes since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.
(b)	The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing total earnings by total fixed charges and preferred stock dividends.